UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Pharmos Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    717139208


                                 (CUSIP Number)

                                December 31, 2003
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

CUSIP No. 717139208                   13G/A                  Page 2 of 12 Pages


-------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            The Riverview Group LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,740,653

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,740,653
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            3,740,653
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
             4.15%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No. 717139208                   13G/A                  Page 3 of 12 Pages

------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millenco, LP

------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Intructions)
                                                               (a) [x]
                                                               (b) [x]
------------------------------------------------------------------------------
     (3)    SEC Use Only
------------------------------------------------------------------------------
     (4)    Citizenship of Place Organization
            Delaware
------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ---------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,740,653
Owned by       ---------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,740,653
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            3,740,653
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
             4.15%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 717139208                   13G/A                  Page 4 of 12 Pages


------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Partners, L.P.
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Cayman Islands
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,740,653

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,740,653
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            3,740,653
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
             4.15%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 717139208                   13G/A                  Page 5 of 12 Pages


------------------------------------------------------------------------------
     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Holding Group, L.P.
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,740,653

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,740,653
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,740,653
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            4.15%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 717139208                   13G/A                  Page 6 of 12 Pages


     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Millennium Management, LLC
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            Delaware
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,740,653

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,740,653
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
            3,740,653
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            4.15%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            OO
-------------------------------------------------------------------------------

CUSIP No. 717139208                   13G/A                  Page 7 of 12 Pages

     (1)    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Israel A. Englander
-------------------------------------------------------------------------------
     (2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC Use Only
-------------------------------------------------------------------------------
     (4)    Citizenship or Place of Organization

            United States
-------------------------------------------------------------------------------
Number of      (5)  Sole Voting Power
                    0
Shares         ----------------------------------------------------------------

Beneficially   (6)  Shared Voting Power
                    3,740,653

Owned by       ----------------------------------------------------------------

Each           (7)  Sole Dispositive Power
                    0
Reporting      ----------------------------------------------------------------

Person With:   (8)  Shared Dispositive Power
                    3,740,653
-------------------------------------------------------------------------------
     (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,740,653
-------------------------------------------------------------------------------
     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)   Percent of Class Represented by Amount in Row (9)
            4.15%
-------------------------------------------------------------------------------
     (12)   Type of Reporting Person (See Instructions)
            IN
-------------------------------------------------------------------------------

CUSIP No. 717139208                   13G/A                  Page 8 of 12 Pages

            This Amendment No. 1 (this "Amendment") amends the statement on
Schedule 13G which was filed on June 12, 2003 (the "Schedule 13G") with respect to shares of common stock, par value $0.03 per share (the "Common Stock") of Pharmos Corporation, a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates items 2, 4, 5, 8 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        The Riverview Group LLC
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium, LP
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Partners, L.P.
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Cayman Islands

        Millennium Holding Group, L.P.
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

CUSIP No. 717139208                   13G/A                  Page 9 of 12 Pages

Item 2(d)   Title of Class of Securities

       Common Stock

Item 2(e)   CUSIP Number

       717139208

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)    Amount beneficially owned:

              As of the date of this filing, each Reporting Person may be deemed the beneficial owner of (i) 1,000 shares of Common Stock held outright by Millenco, LP, a Delaware limited partnership ("Millenco"), (ii) 17,790 shares of Common Stock held outright by Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), (iii) 172,662 shares of Common Stock currently issuable to Partners uopon the exercise of certain warrants, (iv) 1,073,953 shares of Common Stock currently issuable to The Riverview Group LLC, a Delaware limited liability company ("Riverview") upon the exercise of certain warrants and (v) 2,475,248 shares of Common Stock currently issuable to Riverview upon the conversion of a certain convertivle debenture.

               Note: The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and Millenco. Partners is a limited partner of Holding. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownershiip of any shares of Common Stock beneficial ownership of any shares of Common Stock owned by another Reporting Person.


       (b)    Percent of Class:

CUSIP No. 717139208                   13G/A                 Page 10 of 12 Pages

              Approximately 4.15% as of the date of this filing. (Based on the 424B2 Prospectus filed on December 16, 2003 there were 74,295,541 shares of Common Stock issued and outstanding as of November 17, 2003. In addition,
(i) based on the Company's Current Report on Form 8-K filed on December 19, 2003, on December 19, 2003 the Company announced the closing of an offering of 10,500,000 shares of Common Stock and (ii) based on the Company's Current Report on Form 8-K filed on January 5, 2004, on January 5, 2004 the Company announced the issuance of 1,575,000 shares of Common Stock, (iii) Partners holds the warrants to purchase 172,662 shares of Common Stock referred to in Item 4(a) above, (iv) Riverview holds the warrants to purchase 1,073,953 shares of Common Stock referred to in Item 4(a) above and (v) Riverview holds the convertible debenture to purchase 2,475,248 shares of Common Stock referred to in Item 4(a) above.)

       (c)    Number of shares as to which such person has:

              (i)    Sole power to vote or to direct the vote:

                     0

              (ii)   Shared power to vote or to direct the vote

                     3,740,653

              (iii)  Sole power to dispose or to direct the disposition of

                     0

              (iv)   Shared power to dispose or to direct
                     the disposition of

                     3,740,653

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

Item 8.     Identification and Classification of Members of the Group

      This statement is filed by:

            (i)    Riverview;

            (ii)   Millenco;

            (iii)  Partners;

            (iv)   Holding, as the sole member of Riverview;

CUSIP No. 717139208                   13G/A                 Page 11 of 12 Pages

            (v)  Millennium Management, is the general partner
                   of Holding and Millenco; and

            (vi) Mr. Englander, as the sole managing member of Millennium Management.

Item 10.    Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 717139208                   13G/A                  Page 12 of 12 Pages

                                   SIGNATURES


            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is ture, complete and correct.

Dated: February 17, 2004



THE RIVERVIEW GROUP LLC                     Millenco, LP

By: Millennium Holding Group, L.P.,         By: Millennium Management, LLC
    its sole member                             its general partner

By: Millennium Management, LLC              By: /s/ Terry Feeney
    its general partner                         -------------------------------
                                                Name:  Terry Feeney
By: /s/ Terry Feeney                            Title: Chief Operating Officer
    ----------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer


MILLENNIUM PARTNERS, L.P.                  MILLENNIUM HOLDING GROUP, L.P.

By:  Millennium Management, LLC            By:  Millennium Management, LLC
     its general partner                        its general partner

By: /s/ Terry Feeney                       By:  /s/ Terry Feeney
    ----------------------------------          -------------------------------
     Name: Terry Feeney                         Name: Terry Feeney
     Title: Chief Operating Officer             Title: Chief Operating Officer

MILLENNIUM MANAGEMENT, LLC

By: /s/ Terry Feeney                        /s/ Israel A. Englander
    ----------------------------------      -----------------------------------
    Name:  Terry Feeney                     Israel A. Englander
    Title: Chief Operating Officer